ArcelorMittal announces bond issue

Luxembourg, 20 May 2008 - On 19 May 2008, ArcelorMittal completed the pricing of a US$ denominated issue of 5 year and 10 year notes, consisting of US$3,000,000,000 aggregate principal amount split equally between the 5 year and the 10 year issue. The notes will bear interest at a rate of 5.375% for the 5 year and 6.125% for the 10 year and will mature on June 1st 2013 and June 1st 2018, respectively.

The Notes will be issued by ArcelorMittal. The Notes will be offered and sold pursuant to Rule 144A and Regulation S under the US Securities Act 1933.

The net proceeds raised will be used to repay existing indebtness.

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Haroon Hassan	+44 20 3214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Image 7 - Anne France Malrieu /
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Tiphaine Hecketsweiler	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) or any relevant securities laws of any state or or other jurisidiction and may not be offered or sold in the United States absent registration or an exemption from registration requirements of the Securities Act. There will be no public offer of securities in the United States.

This document is an advertisement for the purposes of applicable measures implementing Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”).

Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented the Prospectus Directive is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons in (i) to (iii) together being referred to as “relevant persons”). The securities described herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

No prospectus approved by the Autorité des Marchés Financiers (or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area) has been or will be prepared in connection with the offering. The offering is made in France exclusively to persons or entities that are licensed to provide the investment service of portfolio management or that are qualified investors (investisseurs qualifiés) and /or a restricted circle of investors (cercle restreint d'investisseurs), both within the meaning of Article L. 411-2 II.-4° of the Code monétaire et financier. You may participate in the offering only to the extent you are investing for your own account and comply with the provisions of Articles D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Code Monétaire et Financie. The notes acquired by you in the context of the offering may not be distributed to the public in France directly or indirectly other than in accordance with the provisions of Article L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier.